SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)

CIFC CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12547R105

(CUSIP Number)

Andrew Intrater

DFR Holdings, LLC

c/o Renova U.S. Management LLC

900 Third Avenue, 19th Floor

New York, New York 10022

(212) 418-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12547R105	13D/A	Page 2 of 9

1.	NAME OF REPORTING PERSON: DFR Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 20,809,249 shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 20,809,249 shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,809,249
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.0%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 9 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 3 of 9

1.	NAME OF REPORTING PERSON: Bounty Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 20,809,249shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARES DISPOSITIVE POWER 20,809,249 shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,809,249
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.0%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 9 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 4 of 9

1.	NAME OF REPORTING PERSON: Santa Maria Overseas Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 20,809,249 shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 20,809,249 shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,809,249
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.0%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 9 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 5 of 9

1.	NAME OF REPORTING PERSON: Mayflower Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 20,809,249 shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARES DISPOSITIVE POWER 20,809,249 shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,809,249
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.0%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 9 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 6 of 9

1.	NAME OF REPORTING PERSON: TZ Columbus Services Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 20,809,249 shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARES DISPOSITIVE POWER: 20,809,249 shares of Common Stock, including 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,809,249
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.0%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 9 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 7 of 9

This Amendment No. 9 on Schedule 13D (“Amendment No. 9”) amends and supplements the cover pages and Items 5 and 6 of the statement of beneficial ownership on Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 18, 2011, Amendment No. 2 to the Schedule 13D filed with the Commission on April 15, 2011, Amendment No. 3 to the Schedule 13D filed with the Commission on December 3, 2103, Amendment No. 4 to the Schedule 13D filed with the Commission on December 19, 2013, Amendment No. 5 to the Schedule 13D filed with the Commission on December 31, 2013, Amendment No. 6 to the Schedule 13D filed with the Commission on June 23, 2014, Amendment No. 7 to the Schedule 13D filed with the Commission on July 16, 2014 and Amendment No. 8 to the Schedule 13D filed with the Commission on April 10, 2015 (the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of CIFC Corp., a Delaware corporation (the “Issuer”), filed on June 18, 2010 by and on behalf of (1) DFR Holdings, LLC, a Delaware limited liability company (“DFR Holdings”), (2) Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), (3) Santa Maria Overseas Ltd., a Bahamanian company (“Santa Maria”), (4) Mayflower Trust, a Cayman Islands trust (“Mayflower”) and (5) TZ Columbus Services Limited, a British Virgin Islands corporation (“TZ” and, together with DFR Holdings, Bounty, Santa Maria and Mayflower, the “Reporting Persons”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date of this Amendment No. 9, DFR Holdings directly holds 18,809,249 shares of Common Stock, which constitutes approximately 74.1% of the outstanding shares of Common Stock.1 However, DFR Holdings may be deemed to beneficially own 20,809,249 shares of Common Stock, which constitutes approximately 76.0% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.2 Of these shares of Common Stock, (i) 18,809,249 shares are shares of Common Stock directly held by DFR Holdings and (ii) 2,000,000 shares of Common Stock issuable by the Issuer to DFR Holdings upon exercise of the Warrant held by DFR Holdings, the term of which was extended, as described in Item 6 of this Amendment No. 9.

Due to their relationships with each other and with DFR Holdings, each of Bounty, Santa Maria, Mayflower and TZ may also be deemed to be the beneficial owners of the 20,809,249 shares of Common Stock beneficially owned by DFR Holdings.

(b) Each Reporting Person may be deemed to have shared voting power with respect to 20,809,249 shares of Common Stock, including (i) 18,809,249 shares of Common Stock and (ii) 2,000,000 shares of Common Stock issuable to DFR Holdings upon exercise of the Warrant. Each Reporting Person may be deemed to have shared dispositive and investment power with respect to 20,809,249 shares of Common Stock, including (i) 18,809,249 shares of Common Stock and (ii) 2,000,000 shares of Common Stock issuable to DFR Holdings upon exercise of the Warrant. None of the Reporting Persons owns any shares of Common Stock over which it has sole voting, disposition or investment power.

[1]	Based on 25,372,405 shares of Common Stock outstanding as of July 28, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2015 (the “Quarterly Report”).

[2]	Based on 25,372,405 shares of Common Stock outstanding, which include (i) 25,372,405 shares of Common Stock outstanding as of July 28, 2015 as reported in the Issuer’s Quarterly Report and (ii) 2,000,000 shares of Common Stock issuable to DFR Holdings upon exercise of the Warrant.

CUSIP No. 12547R105	13D/A	Page 8 of 9

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On September 24, 2015, DFR Holdings and the Issuer agreed to extend the term of the Warrant from September 24, 2015 to January 24, 2017 in exchange for a payment in cash equal to $350,000.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement, dated as of September 25, 2015, by and among the Reporting Persons.*

*	Filed herewith.

CUSIP No. 12547R105	13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2015

DFR HOLDINGS, LLC

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Managing Member

BOUNTY INVESTMENTS, LLC

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Chief Executive Officer

SANTA MARIA OVERSEAS LTD.

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact

MAYFLOWER TRUST

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact

TZ COLUMBUS SERVICES LIMITED

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact